Exhibit 99.1

Media Release

Opfikon, Switzerland, 27 March 2026

Shareholder information

Annual General Meeting on 7 May 2026

Sunrise Communications AG (the “Company”) issues today the invitation to the upcoming Annual General Meeting of Shareholders of Sunrise Communications Group AG (the “General Meeting”) on 7 May 2026 on behalf of the Board of Directors.

The General Meeting will be held on 7 May 2026 at 10:00 CEST at Kongresshaus Zürich, Claridenstrasse 5, Entrance G, 8002 Zurich. Today, the invitation to the General Meeting, together with agenda items and proposals by the Board of Directors, will be sent to shareholders registered in the share register.

Only shareholders entered on the register of the Company with the right to vote on 29 April 2026, 17:00 CEST, will be entitled to participate at the General Meeting.

The Annual Report, including the compensation report, the annual financial statements for the financial year 2025, the consolidated statements for the calendar year 2025, the associated reports of the auditors, as well as the non-financial reporting for the calendar year 2025 are available www.sunrise.ch/en/corporate/investor-relations/reports.

The documents relevant for the General Meeting will be published on www.sunrise.ch/en/corporate/investor-relations/events-presentations.

Sunrise Investor Relations Alex Herrmann +41 58 777 61 00 investor.relations@sunrise.net	Sunrise Media Relations 0800 333 000 media@sunrise.net

About Sunrise

Sunrise Communications AG («Sunrise»), with its strong number-two position, is the leading challenger in the Swiss telecom market and is listed on the SIX Swiss Exchange (SUNN).

With the most comprehensive landline network access and a world-class mobile network, Sunrise offers the highest gigabit coverage in Switzerland, stands out for premium quality and is optimally equipped for growth. With its world-class, future-proof networks, Sunrise offers private customers high-quality mobile, landline, broadband and TV services and supports business customers from a one-stop shop with 360° communication and integrated ICT solutions for connectivity, security and IoT to accelerate their digitalisation.

As of the end of December 2025, the Sunrise customer base included around 3.16 million mobile, 1.28 million broadband and 0.97 million TV customers (RGUs), as well as thousands of companies as business customers.

Sunrise boasts a dynamic and international environment where everyone has a voice, where perspectives are shared and where values are respected. Sunrise believes that providing equal opportunities to a diverse workforce is critical to the company’s success. Around 2,900 employees (FTEs) from roughly 80 nations contribute to the success of Sunrise with their expertise, innovative thinking and exceptional commitment, reflecting the diversity of its customers.

www.sunrise.ch

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